RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-189888

Pricing Supplement Dated August 27, 2013 To the Product Prospectus Supplement ERN-ETF-1 Dated July 26, 2013, Prospectus Supplement dated July 23, 2013, and Prospectus, dated July 23, 2013	$2,155,000 Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015 Royal Bank of Canada

Royal Bank of Canada is offering the Bullish Barrier Enhanced Return Notes (the “Notes”) linked to the performance of the Market Vectors Gold Miners ETF® (the “Reference Asset”).

The CUSIP number for the Notes is 78010UAS6. The Notes do not pay interest. The Notes provide a 200% leveraged positive return if the level of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of 137% of the principal amount of the Notes.  Investors are subject to one-for-one loss of the principal amount of the Notes in percentage terms if the closing level of the Reference Asset on the Valuation Date is less than 80% of the Initial Level. Any payments on the Notes are subject to our credit risk.

Issue Date: August 30, 2013

Maturity Date: March 4, 2015

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated July 23, 2013, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement dated July 26, 2013, and “Selected Risk Considerations” on page P-6 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public(1)	100.00%	$2,155,000
Underwriting discounts and commissions	2.00%	$43,100
Proceeds to Royal Bank of Canada	98.00%	$2,111,900

(1) For Notes sold to certain fee-based advisory accounts, the price to public was 98.25%.

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $20.00 per $1,000 in principal amount of the Notes and used that commission to allow selling concessions to other dealers of $20.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price of the Notes also included a profit of $10.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM for these sales, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $30.00 per $1,000 in principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series F

Underwriter:	RBC Capital Markets, LLC (“RBCCM”)

Reference Asset:	Market Vectors Gold Miners ETF®

Bloomberg Ticker:	GDX

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	August 27, 2013

Issue Date:	August 30, 2013

CUSIP:	78010UAS6

Valuation Date:	February 27, 2015

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1.      Principal Amount + (Principal Amount x Percentage Change x Leverage Factor) and

2.      Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than 20% (that is, the Percentage Change is between zero and -20%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Final Level is less than the Barrier Level (that is, the Percentage Change is between -20.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change)

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level – Initial Level Initial Level

Initial Level:	$29.13, which was the closing level of the Reference Asset on the Pricing Date.

Final Level:	The closing level of the Reference Asset on the Valuation Date.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

Leverage Factor:	200% (subject to the Maximum Redemption Amount).

Maximum Redemption Amount:	137% multiplied by the principal amount.

Barrier Level:	$23.30, which is 80% of the Initial Level (rounded to two decimal places)

Maturity Date:	March 4, 2015, subject to extension for market and other disruptions, as described in the product prospectus supplement dated July 26, 2013.

Term:	Approximately 1.5 years

Principal at Risk:
The Notes are NOT principal protected.  You may lose all or a substantial portion of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than 20%.

Calculation Agent:	RBCCM

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 26, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated July 26, 2013, as modified by this pricing supplement.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 26, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated July 26, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004107/a725131424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Barrier Level of 80% of the Initial Level, the Leverage Factor of 200% and the Maximum Redemption Amount of 137% of the principal amount, and assume that a holder purchased the Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5% x 200%) = $1,000 + $100.00 = $1,100.00

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,100.00, a 10% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	40%

	Payment at Maturity:	$1,000 + ($1,000 x 40% x 200%) = $1,000 + $800.00 = $1,800.00 however, the Maximum Redemption Amount is $1,370.00

	On a $1,000 investment, a 40% Percentage Change results in a Payment at Maturity of $1,370.00, a 137% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative, but the Final Level is greater than the Barrier Level.

	Percentage Change:	-10%

In this case, even though the Percentage Change is negative, you will receive the principal amount of your Notes at maturity, because the closing level of the Reference Asset on the Valuation Date is greater than 80% of the Initial Level.

	In this case, on a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative, and the Final Level is less than the Barrier Level).

	Percentage Change:	-40%

	Payment at Maturity:	$1,000 + ($1,000 x -40%) = $1,000 - $400 = $600

	In this case, on a $1,000 investment, a -40% Percentage Change results in a Payment at Maturity of $600, a -40% return on the Notes.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if the Final Level is less than the Barrier Level.  In such a case, you will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the level of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

•
The Holdings of the Reference Asset Are Concentrated in the Gold and Silver Mining Industries – All or substantially all of the equity securities held by the Reference Asset are issued by gold or silver mining companies. An investment in the Notes linked to the Reference Asset will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the Notes may have increased volatility as the share price of the Market Vectors Gold Miners ETF may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

•
Relationship to Gold and Silver Bullion – The Reference Asset measures the performance of shares of gold and silver mining companies and not gold bullion or silver bullion. The Reference Asset may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.

•
Market Disruption Events and Adjustments – The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

INFORMATION REGARDING THE REFERENCE ASSET

Information provided to or filed with the SEC by the Reference Asset under the Securities Act of 1933, as amended, and the Investment Company Act can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. Additional information about Van Eck Associates Corporation (“Van Eck”) and the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at http://www.vaneck.com. The information below was compiled from the Van Eck website. We have not independently verified the accuracy or completeness of the information above or below. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The Reference Asset is an investment portfolio maintained and managed by Market Vectors ETF Trust (the “Trust”) and advised by Van Eck. The Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Reference Asset. The Reference Asset is an exchange traded fund that trades on the NYSE Arca under the ticker symbol “GDX.”

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by the NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver. The Underlying Index includes common stocks and ADRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading on the NYSE, NYSE Arca, or the NASDAQ Stock Market. Only companies with market capitalizations greater than $100 million that have an average daily volume of at least 50,000 shares over the past six months are eligible for inclusion in the Underlying Index.

The Underlying Index’s benchmark value was 500.0 at the close of trading on December 20, 2002. As of June 5, 2013, there were 31 gold and silver mining companies included in the Reference Asset.

The Reference Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Asset will invest in all of the securities which comprise the Underlying Index. The Reference Asset will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

Holdings Information

The following table summarizes the Reference Asset’s top holdings in individual companies as of August 26, 2013.

Company	Percentage of Total Holdings

Goldcorp Inc.	14.02%
Barrick Gold Corporation	11.20%
Newmont Mining Corporation	9.10%
Silver Wheaton Corp.	5.67%
Eldorado Gold Corporation	5.25%
Yamana Gold Inc.	4.98%
Randgold Resources Limited	4.96%
Agnico Eagle Mines Limited	4.53%
Royal Gold, Inc.	4.27%

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by the NYSE Arca. Such information reflects the policies of, and is subject to change by, the NYSE Arca. We have not independently verified the accuracy or completeness of such information. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index. The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “GDM.”

Eligibility Criteria for Index Components

The Underlying Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Amex Stock Exchange or the NASDAQ Global Market. Only companies with a market capitalization of greater than $100 million that have an average daily trading volume of at least 50,000 shares or ADRs over the past six months are eligible for inclusion in the Underlying Index. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the Underlying Index

The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance

The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares.

At the time of the quarterly rebalance, the component security weights will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)	the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total index value.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share weight of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for the four calendar quarters of 2010, 2011, and 2012, the first and second quarters of 2013, and for the period from July 1, 2013 to August 27, 2013.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Price of the Reference Asset	Low Intra-Day Price of the Reference Asset	Period-End Closing Price of the Reference Asset
1/1/2010	3/31/2010	$51.16	$39.48	$44.41
4/1/2010	6/30/2010	$54.83	$45.36	$51.96
7/1/2010	9/30/2010	$56.86	$46.80	$55.93
10/1/2010	12/31/2010	$64.62	$53.68	$61.47

1/1/2011	3/31/2011	$62.02	$52.47	$60.06
4/1/2011	6/30/2011	$64.14	$51.11	$54.59
7/1/2011	9/30/2011	$66.97	$51.11	$55.19
10/1/2011	12/30/2011	$63.70	$49.22	$51.43

1/1/2012	3/30/2012	$57.93	$48.05	$49.57
4/1/2012	6/29/2012	$50.76	$39.08	$44.77
7/1/2012	9/28/2012	$55.25	$40.41	$53.71
10/1/2012	12/31/2012	$54.64	$44.17	$46.39

1/1/2013	3/28/2013	$47.52	$35.57	$37.85
4/1/2013	6/28/2013	$37.88	$22.21	$24.41
7/1/2013	8/27/2013	$31.35	$22.79	$29.13

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Bullish Barrier Enhanced Return Notes Linked to the Market Vectors Gold Miners ETF®, Due March 4, 2015

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Delivery of the Notes will be made against payment for the Notes on August 30, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated July 23, 2013. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.

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